June 23, 2014

Mr. S Lo
United States Securities and Exchange Commission
Division of Corporate Finance

RE:	Atlatsa Resources Corporation
Comments on Form 20-F for the year Ended December 31, 2013

Dear Mr Lo:

We refer to the comment letter of the Securities and Exchange Commission, dated June 18, 2014, with respect to the Form 20-F for the year ended December 31, 2013 of Atlatsa Resources Corporation (the “Company”). The company and its auditors and advisors are diligently pursuing the resolution of the comments contained therein. The Company has determined that additional time is required to properly address the comments and respectfully request an extension to July 18, 2014.

It is our expectation that the Company will be in a position to furnish the Commission with a response letter by that date.

Please feel free to contact me on +27 11 779 6800 should you have any queries

Yours truly,

/s/ Kogilum Naicker

Kogilum Naicker
Interim Chief Financial Officer

1020-800 West Pender Street Vancouver BC V6C 2V6, Canada Tel: +604 684 6365 • Fax: +604 684 8092	4th floor, 82 Grayston Drive, o- Esterhysen Street Sandton 2146, South Africa Tel: +2711 779 6800 • Fax: +2711 883 0836

Directors: TM Motsisi (Chair), F De Buck, A Dhir*, AHCH Motaung (CEO), R Sampson, A Mabizela, B Ntuli and CW Clark
*Canadian